Exhibit 3.1

FOURTH AMENDMENT TO

THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF

ASSOCIATION

OF

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 49.7 and Article 49.8 in their entirety and the insertion of the following language in their place:

49.7	The Company has until 25 months from the closing of the IPO to consummate a Business Combination; provided however, that if the Directors anticipate that the Company may not be able to consummate a Business Combination within 25 months of the closing of the IPO, the Company may, at the request of the Sponsor, extend the period of time to consummate a Business Combination by a one month extension (for a total of 26 months to complete a Business Combination), in accordance with terms as set out in the trust agreement governing the Trust Account. In the event that the Company does not consummate a Business Combination within 25 months from the closing of the IPO or within 26 months from the closing of the IPO (subject in the latter case to valid one month extensions having been made), the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8	In the event that any amendment is made to the Articles:

(a)	to modify the substance or timing of the Company's obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 25 months after the closing of the IPO or 26 months from the date of the closing of the IPO pursuant to Article 49.7 subject in the latter case to valid one month extensions having been made), in the event the Company has elected to extend the amount of time to complete a Business Combination for three months, or such later time as the Members may approve in accordance with the Articles; or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”